SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2009

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

PETROBRAS ANNOUNCES THIRD QUARTER OF 2009 RESULTS

(Rio de Janeiro – November 27, 2009) PETRÓLEO BRASILEIRO S.A. – PETROBRAS today announced its consolidated results stated in U.S. dollars, prepared in accordance with U.S. GAAP.

Petrobras had consolidated net income of U.S.$3,734 million for the third quarter of 2009, 37.7% lower than the third quarter of 2008, as a result of lower domestic diesel and gasoline prices since June 2009, higher commodities prices, an extraordinary expense for special government participation taxes on the Marlim field, and foreign exchange losses on net monetary assets denominated in U.S. dollars.

Consolidated net income in the nine-month period ended September 30, 2009 was 38.0% lower than in the nine-month period ended September 30, 2008, as a result of lower sales prices, foreign exchange losses on net monetary assets denominated in U.S. dollars and special government participation taxes on the Marlim field, partially offset by tax benefits generated by the provision for interest on shareholders’ equity. Cash from operating activities, measured by adjusted EBITDA, decreased 24.0% to U.S.$20,792 million in the nine-month period ended September 30, 2009 compared to U.S.$27,348 million in the nine-month period ended September 30, 2008, due primarily to lower domestic average sales prices.

Total oil and natural gas production reached an average of 2,513 mbbl/d in the nine-month period ended September 30, 2009, due to the start-up of production of new platforms.

Total domestic and international oil and gas production increased 5.1% year-on-year in the nine-month period ended September 30, 2009. Increased output from the P-52 and P-54 (Roncador) platforms, together with the start-up of the P-51 (Marlim Sul), P-53 (Marlim Leste), FPSO – Cidade de Niterói (Marlim Leste) and FPSO – Cidade de São Vicente (Tupi extended well test, or EWT) platforms, more than offset the natural decline in mature fields.

We invested a total of U.S.$24,349 million in the nine-month period ended September 30, 2009, most of which was allocated to expand future oil and gas production capacity. We highlight the investments in our downstream and gas and energy operations, where the respective priorities were refinery investments in Brazil and the expansion of Brazil’s gas pipeline network.

COMMENTS FROM THE CEO, MR. JOSÉ SERGIO GABRIELLI DE AZEVEDO

Dear shareholders and investors,

Our excellent results in the third quarter of 2009 reflect the strength of the Company's businesses and its ability to overcome the economic turbulence that has characterized the past year. Building on our existing foundation we are now confidently preparing for the challenges we will face if the Brazilian Congress approves the new regulatory framework for the Pre-salt areas proposed by the Executive Branch.

The Brazilian Congress is currently considering important changes to the oil sector regulations that will give Petrobras an even more important role in the industry. Among the proposals currently under review are a capitalization plan under which Petrobras will acquire the right to produce up to five billion barrels of oil equivalent from the Brazilian government and the adoption of a production-sharing model under which Petrobras will be the exclusive operator in all the pre-salt areas that will be put out to tender through a production sharing model, with a minimum investment stake of 30%. It is important to note that the terms of all of Petrobras’ existing concessions will remain exactly as they are today.

We are aware of the magnitude of the proposed capitalization, and we are preparing to implement it fairly and transparently. To this end, Petrobras has been participating in various forums, receiving suggestions and fine-tuning its corporate governance procedures. Our goal is to ensure that our shareholders’ rights are preserved and respected as we strengthen the Company in an operation that will reflect positively on the national and international capital markets.

Cost controls and operating efficiency along with increased production of oil and oil products allowed us to sustain our third quarter results in an environment of reduced domestic market prices. Brazil’s oil output grew by 4.8% year-on-year and the recovery of the economy pushed our oil product sales up by 1.6% .

On the operational front, the main highlights were continued exploration of the pre-salt areas in the Santos Basin. We also achieved excellent production results in the Guará field, with an estimated 50,000 barrels per day from a single well, which strengthened our confidence in the potential and technical feasibility of this new exploration frontier.

In order to sustain our growth and guarantee equipment and infrastructure for the development of our reserves, we invested U.S.$10.1 billion in this quarter primarily in the areas of exploration and production. One such initiative is a tender for 28 new deepwater oil rigs to be built in Brazil.

These massive investments were sustained by our strong quarterly cash flow (EBITDA of U.S.$7.2 billion) and access to a broad range of funding options. In October, we raised U.S.$4 billion through an offering of Global Notes in the international capital markets, the largest-ever by a Brazilian company. Demand was three times higher than the final volume sold demonstrating investor confidence in our ability to conduct our business and generate future results. We also recently closed a U.S.$10 billion financing from the Chinese Development Bank.

With great pride, I conclude by highlighting that we have been included in the Dow Jones Sustainability World Index (DJSI) for the fourth consecutive year. This is the single most important global sustainability index used by socially and environmentally responsible investors. Our inclusion is a recognition of our commitment to best social and environmental practices, minimizing any negative impact on the community and the environment.

Financial Highlights

				For the nine-month periods ended September 30,
			Income statement data
2Q-2009	3Q-2009	3Q-2008	(in millions of U.S. dollars, except for per	2009	2008
			share and per ADS data)
27,001	32,488	44,199	Sales of products and services	82,388	118,490
21,582	25,875	36,083	Net operating revenues	65,669	95,920
(560)	594	1,536	Financial income (expense), net	34	1,345
3,991	3,734	5,997	Net income attributable to Petrobras	10,361	16,713
0.45	0.43	0.68	Basic and diluted earnings per common and preferred share	1.18	1.90
0.90	0.86	1.36	Basic and diluted earnings per ADS	2.36	3.80

			Other data
49.7	44.3	36.3	Gross margin (%) (1)	46.2	39.4
30.4	20.4	20.7	Operating margin (%) (2)	24.5	24.0
18.5	14.4	16.6	Net margin (%) (3)	15.8	17.4
50	52	47	Debt to equity ratio (%) (4)	52	47

			Financial and economic indicators
59.00	68.00	115.00	Brent crude (U.S.$/bbl)	57.00	111.00
			Average Commercial Selling Rate for U.S. dollar
2.0740	1.8681	1.6672	(R$/U.S.$)	2.0841	1.6871
			Period-end Commercial Selling Rate for U.S.
1.9516	1.7781	1.9143	Dollar (R$/U.S.$)	1.7781	1.9143

(1) Gross margin equals net operating revenues less cost of sales divided by net operating revenues.
(2) Operating margin equals operating income divided by net operating revenues.
(3) Net margin equals net income divided by net operating revenues.
(4) Debt to equity ratio equals total liabilities divided by the sum of total liabilities and total shareholders’ equity.

Reconciliation between Adjusted EBITDA and net income
(in millions of U.S. dollars)

				For the nine-month periods ended September 30,
2Q-2009	3Q-2009	3Q-2008		2009	2008
3,991	3,734	5,997	Net income attributable to Petrobras	10,361	16,713
1,563	2,013	1,662	Depreciation, depletion and amortization	4,904	4,643
(485)	(499)	(175)	Financial income	(1,321)	(1,133)
356	529	170	Financial expense	1,011	624
689	(624)	(1,531)	Monetary and exchange variation	276	(836)
1,201	1,866	2,838	Total income tax expense	4,364	7,603
(230)	(157)	38	Equity in results of non-consolidated companies	(372)	(296)
(54)	(41)	86	Other expenses, net	36	(8)
			Non-controlling interest in results of consolidated
1,007	412	(49)	subsidiaries	1,533	38

8,038	7,233	9,036	Adjusted EBITDA	20,792	27,348

37.2	28.0	25.0	EBITDA margin (%)(1)	31.7	28.5

(1)EBITDA margin equals adjusted EBITDA divided by net operating revenues.

Our adjusted EBITDA and our EBITDA margin are not U.S. GAAP measures and it is possible that they may not be comparable with indicators with the same name reported by other companies. Adjusted EBITDA should not be considered as a substitute for operational profit or as a better measure of liquidity than operational cash flow, both of which are calculated in accordance with U.S. GAAP. We provide our adjusted EBITDA and EBITDA margin to give additional information about our capacity to pay debt, carry out investments and cover working capital needs.

The comparison between our results of operations for the nine-month period ended September 30, 2009, and for the same period of 2008 has been affected by the 19.0% decrease in the value of the Real against the U.S. dollar during that period.

OPERATING HIGHLIGHTS

				For the nine-month periods ended September 30,
2Q-2009	3Q-2009	3Q-2008		2009	2008
			Average daily crude oil and gas production
2,104	2,121	2,007	Crude oil and NGLs (mbbl/d) (1)	2,101	1,972
1,964	1,974	1,883	Brazil	1,963	1,851
130	137	110	International	127	107
10	10	14	Non-consolidated international production(2)	11	14
2,520	2,478	2,580	Natural gas (mmcf/d) (3)	2,472	2,508
1,914	1,914	1,980	Brazil	1,896	1,908
606	564	600	International	576	600

			Crude oil and NGL average sales price (U.S. dollars/bbl)
48.68	64.00	100.58	Brazil (4)	48.48	97.51
48.92	57.16	68.74	International	49.24	69.19

			Natural gas average sales price (U.S. dollars/mcf)
3.98	3.28	8.50	Brazil	4.17	7.11
1.87	2.05	2.61	International	2.01	2.80

			Lifting costs (U.S. dollars/boe)
			Crude oil and natural gas – Brazil
8.72	9.02	10.21	Excluding production taxes (5)	8.53	9.60
19.50	22.86	30.27	Including production taxes (5)	19.06	28.77
4.78	5.60	5.12	Crude oil and natural gas – international	4.95	4.51

			Refining costs (U.S. dollars/boe)
3.07	3.37	3.46	Brazil	3.02	3.53
5.92	3.51	6.40	International	4.65	5.96
			Refining and marketing operations (mbbl/d)
2,223	2,223	2,223	Primary Processed Installed Capacity	2,223	2,223
			Brazil (6)
1,942	1,942	1,942	Installed capacity	1,942	1,942
1,778	1,867	1,821	Output of oil products	1,806	1,814
90%	94%	93%	Utilization	92%	92%
			International
281	281	281	Installed capacity	281	281
196	207	185	Output of oil products	208	174
60%	67%	63%	Utilization	65%	60%

79	79	76	Domestic crude oil as % of total feedstock processed	79	78

			Imports (mbbl/d)
361	429	423	Crude oil imports	405	406
121	209	270	Oil product imports	157	222
			Exports (mbbl/d)
512	485	457	Crude oil exports (7)(8)	483	399
237	239	200	Oil product exports (8)	231	234

267	86	(36)	Net exports (imports) of crude oil and oil products	152	5

			Other imports and exports (mbbl/d)
168	164	213	Imports of LPG and other products	154	201
1	2	3	Exports of other products (8)	1	4

			Sales volume (mbbl/d)
755	769	799	Diesel	726	762
331	327	354	Gasoline	329	337
98	104	116	Fuel oil	102	109
165	175	141	Naphtha	164	153
212	222	224	LPG	210	212
76	82	75	Jet fuel	78	73
117	131	72	Other	114	97

1,754	1,810	1,781	Total oil products	1,723	1,743
107	118	97	Ethanol and other products	108	88
244	244	337	Natural gas	237	325

2,105	2,172	2,215	Total domestic market	2,068	2,156
750	726	660	Exports	715	637
460	531	580	International sales and other operations	558	589

1,210	1,257	1,240	Total international market (7)	1,273	1,226

3,315	3,429	3,455	Total	3,341	3,382

(1) Includes production from shale oil reserves.
(2) Non-consolidated companies in Venezuela.
(3) Does not include LNG. Includes reinjected gas.
(4) Crude oil and NGL average sales price in Brazil includes intra-company transfers and sales to third parties.
(5) Production taxes include royalties, special government participation and rental of areas.
(6) As registered by the National Petroleum, Natural Gas and Biofuels Agency (ANP).
(7) Includes third-party sales by our international subsidiary, Petrobras International Finance Company (PifCo).
(8) Includes exports in progress.

ANALYSIS OF OPERATING HIGHLIGHTS

Exploration and Production

Crude Oil and NGL

Natural decline in production from mature fields was offset by increased production from platforms P-52 and P-54 in the Roncador field and by the start-up of platforms P-53 in the Marlim Leste field, P-51 in the Marlim Sul field, FPSO Cidade de Niterói in the Marlim Leste field and FPSO-Cidade de São Vicente (Tupi EWT).

International consolidated crude oil and NGL production increased due to the start-up of production in Nigeria in July 2008. This upturn was partially offset by lower output in Ecuador due to the sale of a part of our interest in Block 18.

Natural Gas

Domestic natural gas production decreased 0.6% to 1,896 mmcf/d in the nine-month period ended September 30, 2009 compared to 1,908 mmcf/d in the nine-month period ended September 30, 2008, due to limited gas-fired thermoelectric demand attributable to high reservoir levels at hydroelectric power plants in Southeastern Brazil.

International gas production decreased 4.0% due to reduced imports of Bolivian gas and reduced consumption of natural gas at our gas-powered thermoelectric plants, which supplement the base hydroelectric system. This decrease was partially offset by higher production from Argentina due to the increase in our interest in the Sierra Chata gas field in the fourth quarter of 2008.

Lifting Costs

Our lifting costs in Brazil, excluding the impact of the depreciation of the Real and production taxes (consisting of royalties, special government participation, including from the Marlim field, and rental of areas) increased 1.0% compared to the nine-month period ended September 30, 2008 as a result of increased well interventions in the Jubarte and Marlim fields, in addition to higher personnel expenses, partially offset by increased production.

Our production taxes in Brazil on a per barrel basis decreased 45.1% to U.S.$10.53/bbl for the nine-month period ended September 30, 2009 compared to U.S.$19.17 for the nine-month period ended September 30, 2008. This decrease is attributable to a 46.1% decrease in the reference price for domestic oil, which averaged U.S.$49.78 in the nine-month period ended September 30, 2009 compared to U.S.$92.40 in the nine-month period ended September 30, 2008, reflecting the average Brent price on the international market.

The upturn in our international unit lifting costs was primarily due to higher costs from third-party services in Argentina due to an increase in taxes occurred in the second half of 2008.

Refining

Our refinery output in Brazil in the nine-month period ended September 30, 2009 decreased 0.4% compared to the nine-month period ended September 30, 2008 due to the lower demand in the beginning of 2009 and to scheduled stoppages at distillation plants.

Our international refinery output increased due to the inclusion of the Nansei Sekiyu Kabushiki Kaisha (NSS) Refinery in Okinawa, Japan acquired in April 2008, in addition to improved operational performance at the Pasadena Refinery in the United States.

Refining Costs

Excluding the impact of the depreciation of the Real, our year-on-year refining costs in Brazil increased 4.0% due to higher personnel expenses and higher operating costs led by higher catalyzer prices.

International refining costs decreased due to higher processed crude volumes, attributable to the resumption of normal operations at the Pasadena Refinery after a scheduled stoppage in the first quarter of 2008, and the inclusion of the NSS Refinery beginning in April 2008, where refining costs are lower than the international average.

Sales Volume

Our domestic sales volume decreased 4.1% to 2,068 mbbl/d in the nine-month period ended September 30, 2009 compared to 2,156 mbbl/d in the nine-month period ended September 30, 2008, primarily due to lower sales of diesel and natural gas. The decrease in diesel sales was attributable to the economic downturn, the absence of sales to emergency diesel-fired thermoelectric plants in 2009, an increase in the mandatory percentage of biodiesel from 3% to 4%, lower production in the agricultural sector in 2009 and to third-party imports. Natural gas sales decreased due to the economic downturn and the use of fuel oil instead of natural gas for industrial use, in addition to reduced gas-fired thermoelectric demand due to high reservoir levels at the hydroelectric power plants in Southeastern Brazil.

Export volumes increased 12.2% in the nine-month period ended September 30, 2009 compared to the nine-month period ended September 30, 2008, primarily as a result of oil export sales attributable to increased production.

ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

We earn income from:

  domestic sales, which consist of sales of oil products (such as diesel oil, gasoline, jet fuel, naphtha, fuel oil and liquefied petroleum gas), natural gas, ethanol, electricity and petrochemical products;

  export sales, which consist primarily of sales of crude oil and oil products;

  international sales (excluding export sales), which consist of sales of crude oil, natural gas and oil products that are purchased, produced and refined abroad; and

  other sources, including services, investment income and foreign exchange gains.

Our expenses include:

  costs of sales (which are composed of labor expenses, operating costs and purchases of crude oil and oil products); maintaining and repairing property, plant and equipment; depreciation and amortization of fixed assets; depletion of oil fields; and exploration costs;

  selling (which include expenses for transportation and distribution of our products), general and administrative expenses; and

  interest expense, monetary and foreign exchange losses.

Fluctuations in our financial condition and results of operations are driven by a combination of factors, including:

  the volume of crude oil, oil products and natural gas we produce and sell;

  changes in international prices of crude oil and oil products, which are denominated in U.S. dollars;

  related changes in the domestic prices of crude oil and oil products, which are denominated in Reais;

  fluctuations in the Real/U.S. dollar and to a lesser degree, Argentine peso/U.S. dollar exchange rates; and

  the amount of production taxes that we are required to pay with respect to our operations.

Virtually all of our revenues and expenses for our Brazilian activities are denominated and payable in Reais. When the Real weakens relative to the U.S. dollar, as it did in the nine-month period ended September 30, 2009 (a depreciation of 19.0%), the effect is to generally decrease both revenues and expenses when expressed in U.S. dollars. However, the depreciation of the Real against the U.S. dollar affects the line items discussed below in different ways. The following comparison between our results of operations in the nine-month period ended September 30, 2009 and in the nine-month period ended September 30, 2008 was impacted by the decrease in the value of the Real against the U.S. dollar during that period.

BUSINESS SEGMENTS

NET INCOME BY BUSINESS SEGMENT

	For the nine-month periods ended September 30,
	2009	2008
	(U.S.$ million)
Exploration and Production	6,297	19,089
Supply	5,612	(1,664)
Gas and Energy	316	(197)
International	(121)	175
Distribution	472	571
Corporate	(1,914)	(584)
Eliminations	(301)	(677)

Net income attributable to Petrobras	10,361	16,713

Exploration and Production

Our Exploration and Production segment includes our exploration, development and production activities in Brazil, sales and transfers of crude oil in domestic and foreign markets, transfers of natural gas to our Gas and Energy segment and sales of oil products produced at natural gas processing plants.

The reduction in net income from the Exploration and Production segment for the nine-month period ended September 30, 2009 compared to the same period of 2008 reflects a decline in international prices, an extraordinary expense related to the settlement of a dispute with the National Petroleum, Natural Gas and Biofuels Agency (“ANP”) regarding the calculation of special participation in the Marlim field, and higher exploration costs for geological and geophysical studies.

These effects were partially offset by a 6.1% increase in oil and NGL production and lower production taxes.

The spread between the average domestic oil sale/transfer price and the average Brent price narrowed from U.S.$ 13.51/bbl in the nine-month period ended September 30, 2008 to U.S.$ 8.67/bbl in the nine-month period ended September 30, 2009.

Supply

Our Supply segment includes refining, logistics, transportation, exportation and the purchase of crude oil, as well as the purchase and sale of oil products and fuel alcohol. Additionally, this segment includes the petrochemical and fertilizers division, which includes investments in domestic petrochemical companies and our two domestic fertilizer plants.

The increase in net income for our Supply segment for the nine-month period ended September, 30, 2009 compared to the same period of 2008 was due to lower oil acquisition/transfer costs and lower oil product import costs, reflecting the trend in international prices.

These effects were partially offset by a reduction in the average realization price due to lower export prices and lower domestic sales prices for gasoline since June 2009.

Gas and Energy

Our Gas and Energy segment consists principally of the purchase, sale, transportation and distribution of natural gas produced in or imported into Brazil. Additionally, this segment includes our participation in domestic natural gas transportation, natural gas distribution and thermoelectric power generation.

The improved result from our Gas and Energy segment was due to the lower costs for purchasing electricity from third parties to fulfill our contractual commitments, in lower import/transfer costs of natural gas, reflecting international prices, as well as increased fixed income from electricity sales and exports and the reduction in fines paid for failure to deliver contracted amounts of electricity attributable to improvements in our natural gas infrastructure.

These effects were partially offset by reduced thermoelectric output as a result of abundant rainfall supplying Brazil’s hydroelectric power plants, and a decline in natural gas sales volumes.

International

The International segment comprises our activities in other countries, which include Exploration and Production, Supply, Distribution and Gas and Energy.

The decrease in net income from the International segment in the nine-month ended September 30, 2009 compared the same period ended of 2008 was due to declining margins as a result of lower international oil prices, lower equity in results of non-consolidated companies and losses from the acquisition of the remaining 49.1% of the Pasadena Refinery.

Distribution

Our Distribution segment comprises the oil product and ethanol distribution activities conducted by our majority owned subsidiary, Petrobras Distribuidora S.A.– BR, in Brazil.

Excluding the impact of depreciation of the Real, the results from our Distribution segment in the nine-month period ended September 30, 2009 increased due to higher sales volumes, reflecting the consolidation of Alvo Distribuidora. These effects were partially offset by a reduction in the average realization price.

This segment accounted for 38.5% of the total Brazilian fuel distribution market in the nine-month period ended September 30, 2009 compared to 35.0% for the same period of 2008.

Corporate

Our Corporate segment includes our financing activities not attributable to other segments, including corporate financial management, central administrative overhead and actuarial expenses related to our pension and health care plans for inactive participants.

The increase in net loss for our Corporate segment in the nine-month period ended September 30, 2009 compared to the same period of 2008 was primarily due to higher net financial expenses and minority interest results reflecting the impact of the appreciation of the Real against the U.S.dollar on the debt of Special Purpose Entities and affiliated companies where neither Petrobras nor any of its subsidiaries have a majority interest.

This effect was partially offset by the increase in income tax and social contribution tax credits.

RESULTS OF OPERATIONS FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2009 COMPARED TO THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2008

The comparison between our results of operations has been affected by the 19.0% decrease in the value of the Real against the U.S. dollar in nine-month period ended September 30, 2009, as compared to the nine-month period ended September 30, 2008.

Revenues

Net operating revenues decreased 31.5% to U.S.$65,669 million in the nine-month period ended September 30, 2009 compared to U.S.$95,920 million in the nine-month period ended September 30, 2008. This decrease was primarily attributable to lower average sales prices of crude oil and natural gas in domestic and international markets and lower sales volumes in the domestic market.

Consolidated sales of products and services decreased 30.5% to U.S.$82,388 million in the nine-month period ended September 30, 2009 compared to U.S.$118,490 million in the nine-month period ended September 30, 2008, due to the decreases mentioned above.

Included in sales of products and services are the following amounts that we collected on behalf of federal or state governments:

• Value-added, Programa de Formação do Patrimônio do Servidor Público (Civil Servant Savings Programs, or PASEP), Contribuição para o Financiamento da Seguridade Social (Contribution for the Financing of Social Security, or COFINS) and other taxes on sales of products and services and social security contributions. These taxes decreased 26.1% to U.S.$14,702 million in the nine-month period ended September 30, 2009 compared to U.S.$19,882 million in the nine-month period ended September 30, 2008, primarily due to lower prices and lower domestic sales volumes; and

• Contribuição de Intervenção no Domínio Econômico (Contribution for Intervention in the Economic Sector, or CIDE), the per-transaction fee due to the Brazilian government, which decreased 25.0% to U.S.$2,017 million in the nine-month period ended September 30, 2009 compared to U.S.$2,688 million in the nine-month period ended September 30, 2008, primarily due to lower prices and lower domestic sales volumes.

Cost of Sales (Excluding Depreciation, Depletion and Amortization)

Cost of sales in the nine-month period ended September 30, 2009 decreased 39.2% to U.S.$35,301 million compared to U.S.$58,090 million in the nine-month period ended September 30, 2008. This decrease was principally a result of:

• 51.6% (U.S.$10,726 million) decrease in the cost of imports due to lower volumes and prices;

• 50.2% (U.S.$3,980 million) decrease in costs for our international trading activities due to decreased offshore operations conducted by PifCo;

• 45.0% (U.S.$4,235 million) decrease in production taxes and charges due to a 46.1% reduction in the reference price used to calculate royalties for our domestic production, which averaged U.S.$49.78 in the nine-month period ended September 30, 2009 compared to U.S.$92.40 in the nine-month period ended September 30, 2008, reflecting the average Brent price on the international market; and

• 62.5% (U.S.$956 million) decrease in costs related to the generation and purchase of electricity for sale.

Depreciation, Depletion and Amortization

We calculate depreciation, depletion and amortization of most of our exploration and production assets using the units of production method. Depreciation, depletion and amortization expenses increased 5.6% to U.S.$4,904 million in the nine-month period ended September 30, 2009 compared to U.S.$4,643 million in the nine-month period ended September 30, 2008, due to higher capital expenditures and increased oil and gas production.

Exploration, Including Exploratory Dry Holes

Exploration costs, including costs for exploratory dry holes, decreased 1.0% to U.S.$1,194 million in the nine-month period ended September 30, 2009 compared to U.S.$1,206 million in the nine-month period ended September 30, 2008. Excluding the impact of the depreciation of the Real, exploration costs, including costs for exploratory dry holes, increased 22.3% in the nine-month period ended September 30, 2009 compared to the same period of 2008 due to higher expenses related to domestic seismic drilling (U.S.$205 million) and to the write-off of dry and economically unviable wells in Brazil (U.S.$36 million) and abroad (U.S.$25 million). These increases were partially offset by a U.S.$93 million decrease in expenses related to international seismic drilling.

Selling, General and Administrative Expenses

Selling, general and administrative expenses decreased 11.1% to U.S.$5,035 million in the nine-month period ended September 30, 2009 compared to U.S.$5,663 million in the nine-month period ended September 30, 2008.

Selling expenses decreased 8.4% to U.S.$2,416 million in the nine-month period ended September 30, 2009 compared to U.S.$2,637 million in the same period last year. Excluding the impact of the depreciation of the Real, selling expenses increased 6.6% in the nine-month period ended September 30, 2009 compared to the same period of 2008, due to higher exports and trading volumes, and also to the inclusion of Alvo Distribuidora and the NSS Refinery in Japan.

General and administrative expenses decreased 13.5% to U.S.$2,619 million in the nine-month period ended September 30, 2009 compared to U.S.$3,026 million during the same period last year. Excluding the impact of the depreciation of the Real, general and administrative expenses increased 3.5% in the nine-month period ended September 30, 2009 compared to the same period of 2008, due to higher personnel costs (U.S.$90 million of the total increase) as a result of an increased workforce and pay raises in Brazil and also to the increased third-party data processing services (U.S.$36 million of the total increase). These increases were partially offset by lower expenses related to training and staff development and by the implementation of a cost optimization program that reduced travel and operating expenses, gifts and general expenses.

Research and Development Expenses

Research and development expenses decreased 27.9% to U.S.$545 million in the nine-month period ended September 30, 2009 from U.S.$756 million in the nine-month period ended September 30, 2008. This lower expense was primarily due to decreased average sales prices, which is the basis for a fixed 0.5% provision for expenses on research and development investment required by Brazilian law (U.S.$132 million of the total decrease).

Employee Benefit Expense for Non-Active Participants

Employee benefit expense for non-active participants consists of financial costs associated with our expected pension and health care costs of retired employees. Our employee benefit expense for non-active participants decreased 19.4% to U.S.$519 million in the nine-month period ended September 30, 2009 compared to U.S.$644 million in the nine-month period ended September 30, 2008. Excluding the impact of the depreciation of the Real, the employee benefit expense for non-active participants remained relatively constant during the nine-month period ended September 30, 2009, compared to the same period of 2008.

Other Operating Expenses

Other operating expenses increased 6.8% to U.S.$2,074 million in the nine-month period ended September 30, 2009 from U.S.$1,942 million in the nine-month period ended September 30, 2008. A breakdown of other operating expenses by segment is included on page 29.

The most significant changes between the nine-month period ended September 30, 2009 and 2008 were:

• 449.3% (U.S.$1,029 million) increase in expense for losses and contingencies related to legal proceedings, to U.S.$1,258 million in the nine-month period ended September 30, 2009 compared to U.S.$229 million in the nine-month period ended September 30, 2008;

• 220.6% (U.S.$150 million) increase in expense for unscheduled stoppages of plant and equipment, to U.S.$218 million in the nine-month period ended September 30, 2009 compared to U.S.$68 million in the nine-month period ended September 30, 2008;

• 45.7% (U.S.$79 million) increase in expense for marking inventory to market value, to U.S.$252 million in the nine-month period ended September 30, 2009 compared to U.S.$173 million in the nine-month period ended September 30, 2008;

• 10.0% (U.S.$25 million) decrease in operating expense at thermoelectric power plants, to U.S.$224 million in the nine-month period ended September 30, 2009 compared to U.S.$249 million in the nine-month period ended September 30, 2008;

• 30.4% (U.S.$98 million) decrease in expenses related to collective bargaining agreements, to U.S.$224 million in the nine-month period ended September 30, 2009 compared to U.S.$322 million in the nine-month period ended September 30, 2008;

• 33.5% (U.S.$59 million) decrease in expense for health, safety, and environment (HSE), to U.S.$117 million in the nine-month period ended September 30, 2009 compared to U.S.$176 million in the nine-month period ended September 30, 2008;

• 36.2% (U.S.$187 million) decrease in expense for institutional relations and cultural projects, to U.S.$329 million in the nine-month period ended September 30, 2009 compared to U.S.$516 million in the nine-month period ended September 30, 2008; and

• 96.3% (U.S.$208 million) decrease in expense for contractual fines, to U.S.$8 million in the nine-month period ended September 30, 2009 compared to U.S.$216 million in the nine-month period ended September 30, 2008.

Equity in Results of Non-Consolidated Companies

Equity in results of non-consolidated companies increased 25.7% to a gain of U.S.$372 million in the nine-month period ended September 30, 2009 compared to a gain of U.S.$296 million in the nine-month period ended September 30, 2008, primarily as a result of a U.S.$193 million increase in gains in investments in affiliated companies in the petrochemical sector, partially offset by a U.S.$75 million loss from investments in international subsidiaries.

Financial Income

We derive financial income from several sources, including interest on cash and cash equivalents. The majority of our cash equivalents are short-term Brazilian government securities, including securities indexed to the U.S. dollar. We also hold U.S. dollar deposits.

Financial income increased 16.6% to U.S.$1,321 million in the nine-month period ended September 30, 2009 compared to U.S.$1,133 million in the nine-month period ended September 30, 2008. This increase was primarily attributable to a U.S.$152 million increase in financial investments. A breakdown of financial income is set forth in Note 11 of our unaudited consolidated financial statements as of September 30, 2009.

Financial Expenses

Financial expenses increased 62.0% to U.S.$1,011 million in the nine-month period ended September 30, 2009 compared to U.S.$624 million in the nine-month period ended September 30, 2008. This increase was primarily attributable to increased financial expenses related to our debt (U.S.$504 million increase) and higher losses on derivative instruments (U.S.$188 million increase) in the nine-month period ended September 30, 2009. These increases were partially offset by a 32.9% (U.S.$329 million) increase in capitalized interest. A breakdown of financial expenses is set forth in Note 11 of our unaudited consolidated financial statements as of September 30, 2009.

Monetary and Exchange Variation

Monetary and exchange variation decreased to a loss of U.S.$276 million in the nine-month period ended September 30, 2009 compared to a gain of U.S.$836 million in the nine-month period ended September 30, 2008. The higher loss from monetary and exchange variation is primarily attributable to the 23.9% decrease in the value of the Real against the U.S. dollar in the nine-month period ended September 30, 2009 compared to the nine-month period ended September 30,2008.

Other Taxes

Other taxes, consisting of various taxes on financial transactions, decreased 22.9% to U.S.$209 million in the nine-month period ended September 30, 2009 compared to U.S.$271 million in the nine-month period ended September 30, 2008. Excluding the impact of the depreciation of the Real, other taxes remained relatively constant during the nine-month period ended September 30, 2009 compared to the same period of 2008.

Other Expenses, Net

Other expenses, net are primarily composed of gains and losses recorded on sales of fixed assets and certain other non-recurring charges. Other expenses, net decreased to a loss of U.S.$36 million in the nine-month period ended September 30, 2009 compared to a gain of U.S.$8 million in the nine-month period ended September 30, 2008. This decrease was primarily attributable to a U.S.$147 million provision for losses from the Pasadena Refinery in the first quarter of 2009, partially offset by a U.S.$83 million gain related to donations and subsidies in the third quarter of 2009.

Income Tax (Expense) Benefit

Income before income taxes and non-controlling interest decreased 33.2% to U.S.$16,258 million in the nine-month period ended September 30, 2009 compared to U.S.$24,354 million in the nine-month period ended September 30, 2008. Income tax expense decreased 42.6% to U.S.$4,364 million in the nine-month period ended September 30, 2009, compared to U.S.$7,603 million in the nine-month period ended September 30, 2008, due primarily to the reduction of taxable income and certain tax benefits related to the provisioning of interest on shareholders’ equity that amounted to U.S.$802 million in the nine-month period ended September 30, 2009. The reconciliation between the tax calculated based upon statutory tax rates to income tax expense and effective rates is set forth in Note 4 of our unaudited consolidated financial statements as of September 30, 2009.

LIQUIDITY AND CAPITAL RESOURCES

Overview

Our principal uses of funds are for capital expenditures, dividend payments and repayment of debt. Historically we have met these requirements with internally generated funds, short-term debt, long-term debt, project financing and sale and lease-back transactions. We believe these sources of funds, together with our strong position of cash and cash equivalents, will continue to allow us to meet our currently anticipated capital requirements.

Financing Strategy

Our financing strategy is designed to help us achieve the targets set forth in our 2009-2013 Business Plan released on January 23, 2009, which provides for capital expenditures of U.S.$174.4 billion from 2009 through 2013. We will continue our policy of extending the term of our debt maturity profile. We will raise debt capital through a variety of medium and long-term financing arrangements, including the issuance of bonds in the international capital markets, supplier financing, project financing and bank financing.

Government Regulation

The Brazilian Ministry of Planning, Budget and Management controls the total amount of medium and long-term debt that we and our Brazilian subsidiaries can incur through the annual budget approval process (Plano de Dispêndio Global, or PDG). Before issuing medium and long-term debt, we and our Brazilian subsidiaries must also obtain the approval of the National Treasury Secretariat.

All of our foreign currency denominated debt, as well as the foreign currency denominated debt of our Brazilian subsidiaries, requires registration with the Central Bank. The issuance of debt by our international subsidiaries, however, is not subject to registration with the Central Bank or approval by the National Treasury Secretariat. In addition, all issuances of medium and long-term notes and debentures require the approval of our board of directors. Borrowings that exceed the approved budgeted amount for any year also require approval of the Brazilian Senate.

Sources of Funds

Our Cash Flow

On September 30, 2009, we had cash and cash equivalents of U.S.$16,595 million compared to U.S.$6,499 million at December 31, 2008.

Operating activities provided net cash flows of U.S.$18,005 million in the nine-month period ended September 30, 2009 compared to U.S.$19,665 million in the nine-month period ended September 30, 2008. Cash generated by operating activities was mainly affected by net operating revenues, which decreased U.S.$30,251 million during the nine-month period ended September 30, 2009 compared to the nine-month period ended September 30, 2008.

Net cash used in investing activities increased to U.S.$25,522 million in the nine-month period ended September 30, 2009 compared to U.S.$19,331 million in the nine-month period ended September 30, 2008. This increase was due primarily to capital expenditures totaling U.S.$24,349 million, including U.S.$11,522 million related to our exploration and production projects in Brazil.

Net cash provided by financing activities was U.S.$14,624 million in the nine-month period ended September 30, 2009 compared to net cash used in financing activities of U.S.$1,445 million in the nine-month period ended September 30, 2008. This increase was primarily due to funds raised from the BNDES by Petrobras and its subsidiaries Transportadora Associada de Gás S/A – TAG and Refinaria Abreu e Lima S/A – RNEST, and to an increase in funds raised by PifCo from financial institutions and through issuances of Global Notes.

Our net debt increased to U.S.$33,571 million as of September 30, 2009 compared to U.S.$20,624 million as of December 31, 2008, primarily due to the Petrobras and PifCo financings mentioned above. Most of the proceeds were allocated to finance our 2009-2013 Business Plan.

			Percent
			Change
Balance sheet data	September 30, 2009	December	(September 30,	September 30,
		31, 2008	2009 versus	2008
			December
			31, 2008)
(U.S.$ million)

Cash and cash equivalents	16,595	6,499	155.3	5,282
Short-term debt	5,629	5,888	(4.4)	5,952
Total long-term debt	44,101	20,640	113.7	18,349
Total capital lease obligations	436	595	(26.7)	566
Net debt (1)	33,571	20,624	62.8	19,494
Petrobras’ shareholders’ equity (2)	89,881	61,909	45.2	74,599
Total capitalization (3)	140,047	89,032	57.3	99,375
Reconciliation of Net debt	September 30, 2009	December	September 30,
		31, 2008	2008
(U.S.$ million)
Total long-term debt	44,101	20,640	18,349
Plus short-term debt	5,629	5,888	5,952
Plus total capital lease obligations	436	595	566
Less cash and cash equivalents	16,595	6,499	5,282
Net debt (1)	33,571	20,624	19,494

(1) Our net debt is not computed in accordance with U.S. GAAP and should not be considered in isolation or as a substitute for total long-term debt calculated in accordance with U.S. GAAP. Our calculation of net debt may not be comparable to the calculation of net debt by other companies. Management believes that net debt is an appropriate supplemental measure that helps investors assess our liquidity and assists management in targeting leverage improvements. Please see the table above for a reconciliation of net debt to total long-term debt.

(2) Petrobras’ shareholders’ equity includes adjustments in the amount of U.S.$52 million (gain) on September 30, 2009 and U.S.$37 million (gain) on December 31, 2008, related to “Post-retirement benefit reserves adjustments, net of tax - pension and health care costs”.

(3) Total capitalization is calculated as Petrobras’ shareholders’ equity plus short-term debt, total long-term debt and total capital lease obligations.

Total Short-Term Debt

Our outstanding short-term debt serves mainly to support our working capital and our imports of crude oil and oil products, and is provided almost entirely by international banks. On September 30, 2009, our total short-term debt amounted to U.S.$5,629 million compared to U.S.$5,888 million on December 31, 2008.

Total Long-Term Debt

Our outstanding long-term debt consists primarily of the issuance of securities in the international capital markets, debentures in the domestic capital markets, amounts outstanding under facilities guaranteed by export credit agencies and multilateral agencies, loans from the BNDES and other financial institutions and project financings. Our total long-term debt amounted to U.S.$44,101 million on September 30, 2009 compared to U.S.$20,640 million on December 31, 2008. This increase was primarily due to funds raised from the BNDES by Petrobras and two of its subsidiaries, and to an increase in funds raised by PifCo from financial institutions and through issuances of Global Notes. See Note 10 to our unaudited consolidated financial statements as of September 30, 2009.

Extinguished securities

On September 30, 2009, and December 31, 2008, we had amounts invested abroad in an exclusive investment fund that held debt securities of certain of the Company´s consolidated special purpose entities in the total amount of U.S.$695 million and U.S.$749 million, respectively. These securities have been extinguished, and the related amounts together with applicable interest have been removed from our balance sheet. See Note 10 to our unaudited consolidated financial statements as of September 30, 2009.

Off Balance Sheet Arrangements

As of September 30, 2009, there were no off-balance sheet arrangements that have, or are reasonably likely to have, a material effect on our financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Uses of Funds

Capital Expenditures

We invested a total of U.S.$24,349 million in the nine-month period ended September 30, 2009, a 21.4% increase compared to our investments of U.S.$20,057 million in the nine-month period ended September 30, 2008. Our investments in the nine-month period ended September 30, 2009 were primarily directed toward increasing production, modernizing our refineries and expanding our pipeline transportation and distribution systems. Of the total capital expenditures in the nine-month period ended September 30, 2009, U.S.$11,522 million was invested in exploration and development projects, including investments financed through project financing.

The following table sets forth our consolidated capital expenditures (including project financings and investments in thermoelectric power plants) for each of our business segments for the nine-month periods ended September 30, 2009 and 2008:

Activities

		For the nine-month periods ended September 30,
		2009	2008
		(U.S.$ million)
•	Exploration and Production	11,522	10,173
•	Supply	6,607	4,401
•	Gas and Energy	3,653	2,654
•	International:
	Exploration and Production	1,346	1,856
	Supply	86	174
	Distribution	7	9
	Gas and Energy	45	18
•	Distribution	243	196
•	Corporate	840	576

Total capital expenditures		24,349	20,057

Dividends and Interest on Shareholders´ Equity

On April 08, 2009, our shareholders approved a dividend distribution of U.S.$4,242 million at the Ordinary General Shareholder Meeting relating to the year ended December 31, 2008. This proposal complies with our by-laws regarding the guaranteed rights of preferred shares, and includes U.S.$3,004 million of interest on shareholders’ equity already approved by our board of directors. Interest on shareholders’ equity is subject to withholding tax at the rate of 15%, except for untaxed or exempt shareholders. The dividends were restated according to the SELIC rate from December 31, 2008 to the initial date of payment and made available to shareholders on April 29, 2009 (U.S.$1,527 million), June 24, 2009 (U.S.$1,690 million) and August 14, 2009 (remaining balance).

Our board of directors approved the early distribution of remuneration to shareholders in the form of interest on shareholders’ equity in accordance with Brazilian law, as set forth below:

• U.S.$1,335 million to be made available to shareholders on November 30, 2009, based on the share position as of July 3, 2009; and

• U.S.$966 million to be made available to shareholders no later than March 31, 2010, based on the share position as of September 30, 2009.

Interest on shareholders’ equity paid by the end of 2009 will be restated according to the SELIC rate from the effective date of payment until the closing of the fiscal year, and should be discounted from the remuneration that will be distributed at the close of fiscal year 2009. Interest on shareholders’ equity paid in 2010 will be restated according to the SELIC rate from December 31, 2009 until the date of the initial payment. Interest on shareholders’ equity is subject to a 15% income tax, unless the shareholder is immune or exempt.

Subsequent Events

a) U.S.$10,000 million financing from the China Development Bank

On November 3, 2009, we signed agreements with the China Development Bank Corporation (CDB) for a U.S.$10,000 million, 10-year financing. The funds will be used to finance our 2009-2013 Business Plan and will be drawn down gradually in the coming months.

After the first drawdown, the long-term petroleum export agreement between us and Unipec Asia, a subsidiary of China Petro-Chemical Corp (Sinopec), will become fully effective. Under this agreement, we will export 150,000 bbl/d for the first year and 200,000 bbl/d in each of the next nine years. Although the effectiveness of the export agreement is conditioned on the first drawdown under the U.S.$10,000 million financing agreement, the agreements are independent and do not constitute a securitization transaction.

b) U.S.$4,000 million issuance of Global Notes by PifCo

On October 30, 2009, Petrobras International Finance Company (PifCo), our wholly owned subsidiary, closed a U.S.$4,000 million issuance of 10-year and 30-year Global Notes in the international capital markets. The 10-year Global Notes will mature on January 20, 2020 and bear interest at 5.75% per year, payable on January 20 and July 20 of each year. The 30-year Global Notes will mature on January 20, 2040, and bear interest at 6.875% per year, payable on January 20 and July 20 of each year. The proceeds from this issuance were used to repay U.S.$ 3,200 million outstanding under certain bridge loans entered into at the beginning of the year prior to their stated maturities, as well as for general corporate purposes.

This financing had an estimated cost of approximately U.S.$18 million, a discount of U.S.$47 million and effective interest rates of 5.93% in the case of the 10-year Global Notes, and 7.04% in the case of the 30-year Global Notes. The Global Notes constitute unsecured, unsubordinated obligations of PifCo and are unconditionally and irrevocably guaranteed by Petrobras.

c) Acquisition of Chevron Chile S.A.C.

On November 4, 2009, we entered into an agreement to purchase Chevron Chile S.A.C. (Chevron Chile) for U.S.$12 million.

d) Agreement with the ANP for payment of Special Participation Taxes on the Marlim Field

On July 18, 2007, we were notified of a new ANP board resolution requiring payment of additional government participation charges retroactively to 1998. This resolution, which annulled an earlier board resolution, determined that we should make an additional payment in the amount of U.S.$225 million for special government participation charges from the Marlim field.

In 2007, we filed suit to challenge the new method used by the ANP to calculate the special participation tax. The lower court decided in favor of the ANP, and this decision was upheld by a regional federal court on September 30, 2009. Petrobras subsequently appealed this decision to higher courts in Brasilia.

On October 23, 2009, we, the ANP and the State of Rio de Janeiro reached an agreement to resolve the dispute out of court. The amount owed to the ANP for retroactive special participation from the Marlim field was fixed at U.S.$1,152 million as of September 30, 2009, payable in eight consecutive monthly installments and adjusted by the benchmark SELIC rate. We made the first payment of U.S.$145 million on October 30, 2009.

This settlement definitively resolves any and all legal and administrative actions relating to this matter.

Production Taxes

	For the nine-month periods ended September 30,
	2009	2008	Percent Change (September 30, 2009 versus September 30, 2008)
	(U.S.$ million)
Brazil
Royalties	2,777	4,888	(43.2)
Special Participation Charge	2,704	5,575	(51.5)
Rental of Areas	47	49	(4.1)
ANP Agreement for Special Participation on the Marlim Field	1,152	-	-

	6,680	10,512	(36.5)

International	157	297	(47.1)

Total Production Taxes	6,837	10,809	(36.7)

Income Statement

(in millions of U.S. dollars, except for share and per share data)

				For the nine-month periods ended September 30,
2Q-2009	3Q-2009	3Q-2008		2009	2008

27,001	32,488	44,199	Sales of products and services	82,388	118,490
			Less:

(4,824)	(5,659)	(7,389)	Value-added and other taxes on sales and services	(14,702)	(19,882)
(595)	(954)	(727)	CIDE	(2,017)	(2,688)

21,582	25,875	36,083	Net operating revenues	65,669	95,920

(10,862)	(14,419)	(22,995)	Cost of sales	(35,301)	(58,090)
(1,563)	(2,013)	(1,662)	Depreciation, depletion and amortization	(4,904)	(4,643)
(378)	(396)	(463)	Exploration, including exploratory dry holes	(1,194)	(1,206)
(1,685)	(1,910)	(2,156)	Selling, general and administrative expenses	(5,035)	(5,663)
(176)	(223)	(290)	Research and development expenses	(545)	(756)
			Employee benefit expense for non-active
(158)	(195)	(217)	participants	(519)	(644)
(200)	(1,438)	(830)	Other operating expenses	(2,074)	(1,942)

(15,022)	(20,594)	(28,613)	Total costs and expenses	(49,572)	(72,944)

6,560	5,281	7,470	Operating income (loss)	16,097	22,976

230	157	(38)	Equity in results of non-consolidated companies	372	296
485	499	175	Financial income	1,321	1,133
(356)	(529)	(170)	Financial expense	(1,011)	(624)
(689)	624	1,531	Monetary and exchange variation	(276)	836
(85)	(61)	(96)	Other taxes	(209)	(271)
54	41	(86)	Other expenses, net	(36)	8

(361)	731	1,316		161	1,378

6,199	6,012	8,786	Income (Loss) before income taxes	16,258	24,354

			Income tax expense:
(1,824)	(1,253)	(3,387)	Current	(4,042)	(7,472)
623	(613)	549	Deferred	(322)	(131)

(1,201)	(1,866)	(2,838)	Total income tax expense	(4,364)	(7,603)

4,998	4,146	5,948	Net income for the period	11,894	16,751

			Less: Net income attributable to the non-controlling
(1,007)	(412)	49	interest	(1,533)	(38)

3,991	3,734	5,997	Net income (loss) attributable to Petrobras	10,361	16,713

			Weighted average number of shares outstanding

5,073,347,344	5,073,347,344	5,073,347,344	Common	5,073,347,344	5,073,347,344
3,700,729,396	3,700,729,396	3,700,729,396	Preferred	3,700,729,396	3,700,729,396

			Basic and diluted earnings per share

0.45	0.43	0.68	Common and Preferred	1.18	1.90

			Basic and diluted earnings per ADS

0.90	0.86	1.36	Common and Preferred	2.36	3.80

Balance Sheet Data
(in millions of U.S. dollars, except for share data)

	As of September	As of December
	30, 2009	31, 2008

Assets
Current assets
Cash and cash equivalents	16,595	6,499
Marketable securities	100	124
Accounts receivable, net	7,950	6,613
Inventories	10,487	7,990
Recoverable taxes	3,186	3,281
Other current assets	3,764	2,251

Total current assets	42,082	26,758

Property, plant and equipment, net	126,117	84,719

Investments in non-consolidated companies and other investments	4,497	3,198

Non-current assets
Accounts receivable, net	2,251	923
Advances to suppliers	3,290	2,471
Petroleum and Alcohol Account – receivable from Federal Government	459	346
Marketable securities	2,604	1,738
Restricted deposits for legal proceedings and guarantees	1,048	798
Recoverable taxes	4,753	3,095
Others	1,936	1,649

Total non-current assets	16,341	11,020

Total assets	189,037	125,695

Liabilities and shareholders' equity
Current liabilities
Trade accounts payable	8,634	7,763
Current debt	5,629	5,888
Current portion of capital lease obligations	236	251
Taxes payable	5,027	3,605
Payroll and related charges	2,375	1,398
Dividends and interest on capital payable	2,346	3,652
Other current liabilities	4,431	2,199

Total current liabilities	28,678	24,756
Long-term liabilities
Long-term debt	44,101	20,640
Capital lease obligations	200	344
Employees’ post-retirement benefits obligation - Pension and Health care	8,107	5,787
Deferred income taxes	10,286	7,080
Other liabilities	5,395	4,520

Total long-term liabilities	68,089	38,371
Shareholders' equity
Shares authorized and issued:
Preferred share – 2009 and 2008 - 3,700,729,396 shares	15,106	15,106
Common share – 2009 and 2008 – 5,073,347,344 shares	21,088	21,088
Additional paid in capital	(289)	-
Reserves and others	53,976	25,715

Petrobras’ Shareholders' Equity	89,881	61,909

Non-controlling interest	2,389	659

Total Equity	92,270	62,568

Total liabilities and shareholders’ equity	189,037	125,695

Statement of Cash Flows Data
(in millions of U.S. dollars)

				For the nine-month periods ended September 30,
2Q-2009	3Q-2009	3Q-2008		2009	2008

			Cash flows from operating activities
4,998	4,147	5,949	Net income for the period	11,895	16,752

			Adjustments to reconcile net income to net cash
			provided by operating activities:
1,563	2,013	1,662	Depreciation, depletion and amortization	4,904	4,643
88	166	244	Dry hole costs	495	667
			Equity in the results of non-consolidated
(230)	(157)	38	companies	(372)	(296)
(289)	(1,881)	1,771	Foreign exchange (gain)/loss	(1,726)	2,506
(623)	613	(550)	Deferred income taxes	322	130
57	111	(2)	Other	344	229

			Working capital adjustments
			Decrease (increase) in accounts receivable,
(1,224)	676	(425)	net	(81)	(2,946)
(815)	(3)	(1,304)	Decrease (increase) in inventories	(210)	(4,497)
1,164	(703)	804	Increase (decrease) in trade accounts payable	(756)	2,099
457	(573)	935	Increase in taxes payable	251	2,160
(582)	227	(302)	Increase in advances to suppliers	(362)	(818)
(192)	825	(498)	Increase in recoverable taxes	363	(700)
			Increase (decrease) in other working capital
(503)	2,773	(883)	adjustments	2,938	(264)

3,869	8,234	7,439	Net cash provided by operating activities	18,005	19,665

(8,335)	(10,659)	(7,665)	Net cash flows from investing activities	(25,522)	(19,331)

468	11,964	521	Net cash flows from financing activities	14,624	(1,445)

			Increase (Decrease) in cash and cash
(3,998)	9,539	295	equivalents	7,107	(1,111)
			Effect of exchange rate changes on cash and
742	2,186	(1,661)	cash equivalents	2,989	(594)
			Cash and cash equivalents at beginning of
8,126	4,870	6,648	period	6,499	6,987

			Cash and cash equivalents at the end of
4,870	16,595	5,282	period	16,595	5,282

Income Statement by Segment

	Nine-month period ended September 30, 2009 U.S.$ million

	E&P	SUPPLY	GAS & ENERGY	INTERN.	DISTRIB.	CORPOR.	ELIMIN.	TOTAL

STATEMENT OF INCOME

Net operating revenues to third parties	484	35,489	3,506	6,048	20,142	-	-	65,669
Inter-segment net operating revenues	25,577	17,626	680	1,009	487	-	(45,379)	-

Net operating revenues	26,061	53,115	4,186	7,057	20,629	-	(45,379)	65,669

Cost of sales	(10,980)	(42,171)	(2,961)	(5,197)	(18,810)	-	44,818	(35,301)
Depreciation, depletion and amortization	(3,089)	(740)	(185)	(616)	(128)	(146)	-	(4,904)
Exploration, including exploratory dry holes	(1,015)	-	-	(179)	-	-	-	(1,194)
Selling, general and administrative
expenses	(255)	(1,639)	(317)	(547)	(1,015)	(1,339)	77	(5,035)
Research and development expenses	(215)	(113)	(14)	(1)	(4)	(198)	-	(545)
Employee benefit expense for non-active
participants	-	-	-	-	-	(519)	-	(519)
Other operating expenses	(1,041)	(406)	(239)	(109)	51	(360)	30	(2,074)

Cost and expenses	(16,595)	(45,069)	(3,716)	(6,649)	(19,906)	(2,562)	44,925	(49,572)

Operating income (loss)	9,466	8,046	470	408	723	(2,562)	(454)	16,097

Equity in results of non-consolidated
companies	(1)	251	79	42	-	1	-	372
Financial income (expenses), net	-	-	-	-	-	34	-	34
Other taxes	(7)	(36)	(8)	(51)	(10)	(96)	(1)	(209)
Other expenses, net	(18)	162	(13)	(155)	1	(13)	-	(36)

Income (Loss) before income taxes	9,440	8,423	528	244	714	(2,636)	(455)	16,258

Income tax benefits (expense)	(3,210)	(2,778)	(152)	(303)	(242)	2,167	154	(4,364)

Net income (loss) for the period	6,230	5,645	376	(59)	472	(469)	(301)	11,894

Less: Net income (loss) attributable to the
non-controlling interest	67	(33)	(60)	(62)	-	(1,445)	-	(1,533)

Net income (loss) attributable to
Petrobras	6,297	5,612	316	(121)	472	(1,914)	(301)	10,361

Income Statement by Segment

	Nine-month period ended September 30, 2008 U.S.$ million

	E&P	SUPPLY	GAS & ENERGY	INTERN.	DISTRIB.	CORPOR.	ELIMIN.	TOTAL

STATEMENT OF INCOME
Net operating revenues to third parties	737	57,212	5,869	8,027	24,075	-	-	95,920
Inter-segment net operating revenues	49,814	21,394	790	750	399	-	(73,147)	-

Net operating revenues	50,551	78,606	6,659	8,777	24,474	-	(73,147)	95,920

Cost of sales	(17,131)	(77,963)	(5,675)	(6,924)	(22,403)	-	72,006	(58,090)
Depreciation, depletion and amortization	(2,778)	(942)	(244)	(397)	(126)	(156)	-	(4,643)
Exploration, including exploratory dry holes	(962)	-	-	(244)	-	-	-	(1,206)
Selling, general and administrative
expenses	(325)	(1,826)	(394)	(589)	(1,103)	(1,541)	115	(5,663)
Research and development expenses	(377)	(150)	(47)	(2)	(6)	(174)	-	(756)
Employee benefit expense for non-active
participants	-	-	-	-	-	(644)	-	(644)
Other operating expenses	9	(380)	(618)	(129)	(12)	(813)	1	(1,942)

Cost and expenses	(21,564)	(81,261)	(6,978)	(8,285)	(23,650)	(3,328)	72,122	(72,944)

Operating income (loss)	28,987	(2,655)	(319)	492	824	(3,328)	(1,025)	22,976

Equity in results of non-consolidated
companies	-	67	94	117	17	1	-	296
Financial income (expenses), net	-	-	-	-	-	1,345	-	1,345
Other taxes	(39)	(50)	(25)	(56)	(9)	(92)	-	(271)
Other expenses, net	(25)	21	(38)	-	25	25	-	8

Income (Loss) before income taxes	28,923	(2,617)	(288)	553	857	(2,049)	(1,025)	24,354

Income tax benefits (expense)	(9,834)	913	130	(226)	(286)	1,352	348	(7,603)

Net income (loss) for the period	19,089	(1,704)	(158)	327	571	(697)	(677)	16,751

Less: Net income (loss) attributable to the
non-controlling interest	-	40	(39)	(152)	-	113	-	(38)

Net income (loss) attributable to
Petrobras	19,089	(1,664)	(197)	175	571	(584)	(677)	16,713

Other Operating Expenses by Segment

	Nine-month period ended September 30, 2009 U.S.$ million

	E&P	SUPPLY	GAS & ENERGY	INTERN.	DISTRIB.	CORPOR.	ELIMIN.	TOTAL

Losses from legal proceedings	(1,123)	(72)	(13)	(11)	(19)	(20)	-	(1,258)
Institutional relations and cultural projects	(22)	(12)	(4)	-	(24)	(267)	-	(329)
Allowance for marking inventory to market value	-	(79)	(2)	(166)	-	(5)	-	(252)
Expenses related to collective bargaining agreement	(85)	(44)	(6)	(6)	-	(83)	-	(224)
Idle capacity at thermoelectric power plants	-	-	(224)	-	-	-	-	(224)
Unscheduled stoppages of plant and equipment	(160)	(48)	-	(10)	-	-	-	(218)
HSE expenses	(23)	(22)	(1)	-	-	(71)	-	(117)
Ship or pay commitments	-	-	-	(20)	-	-	-	(20)
Contractual fines	-	(1)	(7)	-	-	-	-	(8)
Other	372	(128)	18	104	94	86	30	576

	(1,041)	(406)	(239)	(109)	51	(360)	30	(2,074)

	Nine-month period ended September 30, 2008 U.S.$ million

	E&P	SUPPLY	GAS & ENERGY	INTERN.	DISTRIB.	CORPOR.	ELIMIN.	TOTAL

Institutional relations and cultural projects	(35)	(26)	(3)	-	(27)	(425)	-	(516)
Expenses related to collective bargaining agreement	(153)	(48)	(11)	(11)	-	(99)	-	(322)
Idle capacity at thermoelectric power plants	-	-	(249)	-	-	-	-	(249)
HSE expenses	(26)	(36)	(1)	-	-	(113)	-	(176)
Contractual fines	-	-	(216)	-	-	-	-	(216)
Losses from legal proceedings	(15)	(36)	(2)	(92)	(14)	(70)	-	(229)
Allowance for marking inventory to market value	-	(116)	-	(57)	-	-	-	(173)
Unscheduled stoppages of plant and equipment	(32)	(36)	-	-	-	-	-	(68)
Ship or pay commitments	-	-	-	(39)	-	-	-	(39)
Other	270	(82)	(136)	70	29	(106)	1	46

	9	(380)	(618)	(129)	(12)	(813)	1	(1,942)

Selected Balance Sheet Data by Segment

	Nine-month period ended September 30, 2009 U.S.$ million

	E&P	SUPPLY	GAS & ENERGY	INTERN.	DISTRIB.	CORPOR.	ELIMIN.	TOTAL

Current assets	3,773	13,825	2,430	2,663	3,243	20,525	(4,377)	42,082

Cash and cash equivalents	-	-	-	-	-	16,595	-	16,595
Other current assets	3,773	13,825	2,430	2,663	3,243	3,930	(4,377)	25,487

Investments in non-consolidated
companies and other
investments	270	1,857	683	1,370	217	100	-	4,497

Property, plant and equipment,
net	67,579	27,063	17,854	9,194	2,199	2,228	-	126,117

Non-current assets	3,272	1,742	1,579	1,497	368	8,020	(137)	16,341

Total assets	74,894	44,487	22,546	14,724	6,027	30,873	(4,514)	189,037

Selected Balance Sheet Data by Segment

	Year ended December 31, 2008 U.S.$ million

	E&P	SUPPLY	GAS & ENERGY	INTERN.	DISTRIB.	CORPOR.	ELIMIN.	TOTAL

Current assets	2,662	9,647	2,466	2,327	2,646	10,387	(3,377)	26,758

Cash and cash equivalents	-	-	-	-	-	6,499	-	6,499
Other current assets	2,662	9,647	2,466	2,327	2,646	3,888	(3,377)	20,259

Investments in non-consolidated
companies and other
investments	171	1,168	474	1,142	166	77	-	3,198

Property, plant and equipment,
net	45,836	15,806	10,719	9,341	1,621	1,418	(22)	84,719

Non-current assets	2,657	900	1,334	629	342	5,701	(543)	11,020

Total assets	51,326	27,521	14,993	13,439	4,775	17,583	(3,942)	125,695

Selected Data for International Segment

	INTERNATIONAL U.S.$ million

	E&P	SUPPLY	GAS & ENERGY	DISTRIB.	CORPOR.	ELIMIN.	TOTAL

INTERNATIONAL
ASSETS (as of September 30, 2009)	11,194	2,881	757	653	1,819	(2,580)	14,724

STATEMENT OF INCOME
(Nine-month period ended September 30, 2009)
Net Operating Revenues	1,945	4,294	317	1,909	2	(1,410)	7,057

Net operating revenues to third parties	651	3,240	278	1,877	2	-	6,048
Inter-segment net operating revenues	1,294	1,054	39	32	-	(1,410)	1,009

Net income (loss) attributable to Petrobras	422	(141)	55	10	(484)	17	(121)

	INTERNATIONAL U.S.$ million

	E&P	SUPPLY	GAS & ENERGY	DISTRIB.	CORPOR.	ELIMIN.	TOTAL

INTERNATIONAL
ASSETS (as of December 31, 2008)	10,274	2,592	807	354	1,805	(2,393)	13,439

STATEMENT OF INCOME
(Nine-month period ended September 30,
2008)
Net Operating Revenues	2,229	5,835	360	2,093	2	(1,742)	8,777

Net operating revenues to third parties	1,091	4,572	325	2,037	2	-	8,027
Inter-segment net operating revenues	1,138	1,263	35	56	-	(1,742)	750

Net income (loss) attributable to Petrobras	355	(45)	59	54	(263)	15	175

This press release contains statements that constitute forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements are necessarily dependent on assumptions, data or methods that may be incorrect or imprecise and that may be incapable of being Realized. Prospective investors are cautioned that any such forward looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those in the forward-looking statements as a result of various factors. The Company does not undertake, and specifically disclaims, any obligation to update any forward-looking statements, which speak only as of the date made.

http: //www.petrobras.com.br/ri/english

Contacts:

Petróleo Brasileiro S.A –
Petrobras
Investor Relations Department
Theodore M. Helms – Executive Manager
E-mail:
Av. República do Chile, 65 - 22nd
floor
20030-912 – Rio de Janeiro, RJ
(55-21) 3224-1510 / 9947

This document may contain forecasts that merely reflect the expectations of the Company’s management. Such terms as “anticipate”, “believe”, “expect”, “forecast”, “intend”, “plan”, “project”, “seek”, “should”, along with similar or analogous expressions, are used to identify such forecasts. These predictions evidently involve risks and uncertainties, whether foreseen or not by the Company. Therefore, the future results of operations may differ from current expectations, and readers must not base their expectations exclusively on the information presented herein.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 27, 2009

PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act) that are not based on historical facts and are not assurances of future results.  These forward-looking statements are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results o f operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.
All forward-looking statements are expressly qualified in their entirety by this cautionary statement, and you should not place reliance on any forward-looking statement contained in this press release. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.